UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                         KASPER A.S.L., LTD
                   (FORMERLY SASSCO FASHIONS, LTD.)
                         ---------------------
                           (Name of Issuer)

                Common Stock, par value $.01 per share
                --------------------------------------
                    (Title of Class of Securities)

                            --------------
                            (CUSIP Number)

                        Gail L. Weinstein, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8000
       --------------------------------------------------------
                (Name, Address and Telephone Number of
       Person Authorized to Receive Notices and Communications)

                           December 9, 1997
                           ----------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     CUSIP No.                            13D

   ------------   ----------------------------------------------------
         1        NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Whippoorwill Associates, Inc.
                            13-3595884
   ------------   ----------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                  GROUP*

                                                                (a)|_|
                                                                (b)|X|
   ------------   ----------------------------------------------------
         3        SEC USE ONLY

   ------------   ----------------------------------------------------
         4        SOURCE OF FUNDS

                            OO
   ------------   ----------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)
                                                                   |_|
   ------------   ----------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
   ------------   ----------------------------------------------------
   NUMBER               7        SOLE VOTING POWER

   OF SHARES                               -0-
                  ------------   -------------------------------------
   BENEFICIALLY         8        SHARED VOTING POWER

   OWNED                                   813,909
                  ------------   -------------------------------------
   BY                   9        SOLE DISPOSITIVE POWER

   EACH                                    -0-
                  ------------   -------------------------------------
   REPORTING           10        SHARED DISPOSITIVE POWER

   PERSON WITH                             813,909
   ------------   ----------------------------------------------------
        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                            813,909
   ------------   ----------------------------------------------------
        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                  CERTAIN SHARES
                                                                   |_|
   ------------   ----------------------------------------------------
        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                            11.97%
   ------------   ----------------------------------------------------
        14        TYPE OF REPORTING PERSON

                            IA
   ------------   ----------------------------------------------------



                             SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D filed by Whippoorwill Associates, Inc., a Delaware corporation ("Whippoorwill"), which has discretionary authority with respect to the investments of, and acts as agent for, its clients (such clients being referred to herein, collectively, as the "Holders"), relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Kasper A.S.L., Ltd. (formerly, Sassco Fashions, Ltd.), a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended as follows:

          (a) As of December 9, 1997, the Holders, in the aggregate, own 813,909 shares of the Common Stock, which represents approximately 11.97% of the total Common Stock outstanding (based on there being 6,800,000 shares of the Common Stock outstanding as reported in the Fourth Amended and Restated Joint Plan of Reorganization for Debtors of The Leslie Fay Companies, Inc. pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code). Although Whippoorwill does not directly own any of the Common Stock, Whippoorwill and its principals may be deemed to beneficially own the shares of Common Stock owned by the Holders, by virtue of Whippoorwill's acting as agent for, and having discretionary authority with respect to the investments of, the Holders. Whippoorwill and its principals disclaim any such beneficial ownership.

          (b) Although Whippoorwill does not directly own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for the Holders, as of December 9, 1997, Whippoorwill has shared power to vote and dispose of the 813,909 shares of Common Stock owned in the aggregate by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 contained in the Schedule 13D filed on June 12, 1997 by Whippoorwill with respect to the Common Stock.

          (c) Between September 30, 1997 and December 9, 1997, Whippoorwill, on behalf of the Holders, purchased an aggregate of 165,300 shares of Common Stock, as set forth in the table below. All transactions described below were effected by Whippoorwill through one or more Nasdaq market makers.

                           Number of shares of
    Sale Date             Common Stock purchased      Price per share
------------------        ----------------------      ---------------

September 30, 1997                  5,200                 $14.57
October 10, 1997                   10,000                 $14.13
October 29, 1997                   50,000                 $14.13
October 31, 1997                      100                 $14.50
December 9, 1997                  100,000                 $12.88


          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No Holder beneficially owns more than 5% of the Common Stock.


                               Signature
                               ---------

          After reasonable inquiry and to the best of its knowledge and belief Whippoorwill certifies that the information set forth in this statement is true, complete and correct.

                                        WHIPPOORWILL ASSOCIATES, INC.


                                            /s/ Pamela M. Lawrence
                                        ------------------------------
                                        By:     Pamela M. Lawrence
                                        Title:  Managing Director